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HAMPTONS EXTREME, INC.

509 S. San Clemente Street

Ventura, California 93001

(805) 754-9805

Registration Number:  333-152978

HAMPTONS EXTREME, INC.

509 S. San Clemente Street

Ventura, California 93001

(805) 754-9805

August 13, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Application for Withdrawal of Form S-1 Registration Statement of Hamptons Extreme, Inc., file No. 333-152978 documents filed August 12, 2008

Ladies/Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, Hamptons Extreme, Inc. (the (Company) hereby applies for withdrawal of its Registration Statement on Form S-1, together with all exhibits filed thereto, under File No. 333-152978 (collectively, the (Registration Statement) which were filed on August 12, 2008.

The filer for the Company inadvertently filed the wrong form type and will submit an amended S-1 for the correct file number.  Accordingly, the Company hereby applies for withdrawal of the Registration Statement on Form S-1 under File No. 333-152978.

No securities were sold under the pre-effective amendment that is being withdrawn.

If you have any comments or questions regarding the foregoing, please contact the Company at its address and telephone number listed above, and all inquiries will be directed to the Company’s legal counsel for response.

Thank you.

Very truly yours,

HAMPTONS EXTREME, INC.

By: /s/  John Delaney

John Delaney, President